Exhibit 23.1

Board of Directors and Shareholders of

Angie Holdings Limited

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated May 27, 2025 in the Amendment No. 5 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-290239) with respect to the consolidated balance sheets of Angie Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes included herein.

We also consent to the reference of our firm under the caption “Experts” in such Registration Statement.

San Mateo, California	WWC, P.C.
February 13, 2026	Certified Public Accountants
PCAOB ID No.1171